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SEC FILE NUMBER
8-66784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meridian Equity Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

C/O Accounting & Compliance International - 77 Water St, Ste 1604
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Columb Lytle	(212) 742-8472	clytle@meptraders.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

06/23/2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jonathan Corpina, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meridian Equity Partners, Inc., as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Senior Managing Partner

[signature] 5/24/22

Notary Public

GINGER STROUD
Notary Public - State of New York
NO. 01ST6172952
Qualified in Richmond County
My Commission Expires 8/20/23

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Meridian Equity Partners, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended March 31, 2022

Contents
As of and for the Year Ended March 31, 2022

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation for Determination of Customer Account Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission (Exemption)	10
Report of Independent Registered Public Accounting Firm	11
Exemption Report	12

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

Report of Independent Registered Public Accounting Firm

To the Stockholders' of
Meridian Equity Partners, Inc.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Equity Partners, Inc. as of March 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Meridian Equity Partners, Inc. as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Meridian Equity Partners, Inc.'s management. Our responsibility is to express an opinion on Meridian Equity Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Meridian Equity Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of Meridian Equity Partners, Inc.'s financial statements. The supplemental information is the responsibility of Meridian Equity Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9 and 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Meridian Equity Partners, Inc.'s auditor since 2022.
New York, New York
May 23, 2022

Meridian Equity Partners, Inc.

Statement of Financial Condition
March 31, 2022

ASSETS	
Cash and cash equivalents	$ 734,762
Due from clearing broker	303,127
Commissions receivable	765,385
Rebates receivable	136,918
Other assets	35,820
TOTAL ASSETS	$ 1,976,012
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 697,819
TOTAL LIABILITIES	697,819
Stockholders' Equity:	
Common stock, 200 shares authorized, no par value, 10 shares issued and outstanding	50,520
Additional paid-in capital	168,000
Retained earnings	1,196,683
Less: Treasury Stock, at cost	(137,010)
TOTAL STOCKHOLDERS' EQUITY	1,278,193
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,976,012

See Independent Auditors’ Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Operations
For the Year Ended March 31, 2022

REVENUE:	
Commission income	$ 8,792,457
Rebate income	863,620
Other income	410,557
Total revenue	10,066,634
OPERATING EXPENSES:	
Compensation and benefits	7,962,686
Technology and communications	449,079
Exchange fees	339,830
Professional fees	185,775
Clearing fees	307,734
Meals, entertainment and auto	50,853
Insurance	26,117
Rent	5,400
Office and other	128,352
Total expenses	9,455,826
INCOME BEFORE PROVISION FOR INCOME TAXES	610,808
Provision for income taxes	48,196
NET INCOME	$ 562,612

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2022

	Common Stock		Additional Paid-In	Retained	Treasury Stock	Total Stockholders'
	Shares	Amount	Capital	Earnings	Amount	Equity
Balance - March 31, 2021	10	$ 50,520	$ 168,000	$ 1,138,340	$ (137,010)	$ 1,219,850
Stockholder distributions				(504,269)		(504,269)
Net income	-	-	-	562,612	-	562,612
Balance - March 31, 2022	10	$ 50,520	$ 168,000	$ 1,196,683	$ (137,010)	$ 1,278,193

See Independent Auditors' Report and Notes to Financial Statements

Meridian Equity Partners, Inc.

Statement of Cash Flows
For the Year Ended March 31, 2022

OPERATING ACTIVITIES:	
Net income	$ 562,612
Adjustments to reconcile net income to net cash provided by operating activities	
Debt forgiveness - SBA PPP loan	(400,966)
Changes in operating assets and liabilities	
Decrease in commission receivable	69,543
Increase in due from clearing broker	(107,980)
Increase in rebates receivable	(6,117)
Increase in other assets	(506)
Increase in accounts payable and accrued expenses	115,966
Net cash provided by operating activities	232,552
FINANCING ACTIVITIES:	
Funding proceeds - SBA PPP Loan	400,966
Stockholder distributions	(504,269)
Net cash used by financing activities	(103,303)
NET INCREASE IN CASH AND CASH EQUIVALENTS	129,249
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	605,513
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 734,762

Supplemental cash flow information

See Independent Auditors' Report and Notes to Financial Statements

Notes to Financial Statements
March 31, 2022

1. Organization and Nature of Business

Meridian Equity Partners, Inc. (The "Company") is a New York State corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition

Commissions: The Company buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. The Company had commissions receivable of $765,385 and $834,928 at March 31, 2022 and 2021, respectively.

Rebates: The Company earns rebates from directing orders for trade execution which are reflected in the financial statements on a trade date basis. The Company had rebates receivable of $136,918 and $130,801 at March 31, 2022 and 2021, respectively.

The Company has evaluated commission and rebate receivables and concluded that there is no need to establish an allowance for credit losses as of March 31, 2022.

Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Income Taxes (Continued)
The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of March 31, 2022. The Company is not currently under audit by any tax jurisdiction. Interest and penalties, if any, on uncertain tax positions would be recorded as interest expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Profit Sharing Plan
The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company made no contributions to the plan for the year ended March 31, 2022.

4. Commitments

Leases
The Company occupies one office premise under a month to month lease. The Company made the short-term lease election for those leases with an initial term of less than twelve months and not containing an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The lease expense is recognized on a straight-line basis over the lease term and reported on the Statement of Operations. Related variable lease payments are expensed as incurred. The Company's lease obligations are deemed to be short-term.

5. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to meet or fund their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2022, the Company had net capital of $1,046,802 which was $1,000,280 in excess of its required net capital of $46,521. The Company's aggregate indebtedness to net capital ratio was 67%.

8. Risks and Uncertainties

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. Bank Loan Payable

In April 2021, the Company obtained a loan through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $400,966. The PPP loan was forgiven in November 2021 and the debt forgiveness is reported as other income on the accompanying Statement of Operations.

10. Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2022 and May 23, 2022, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2022

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 1,278,193
ADDITIONS TO NET CAPITAL	
Concession agreement liabilities	58,653
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(290,044)
NET CAPITAL	$ 1,046,802
AGGREGATE INDEBTEDNESS:	
Account Payable and Accrued Expenses	$ 697,819
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 46,521
Excess net capital	$ 1,000,281
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 977,020
Percentage of aggregate indebtedness to net capital	67%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2022.

See Independent Auditors' Report and Notes to Financial Statements

Schedule II - Computation for Determination of Customer Account Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission (Exemption)
For the Year Ended March 31, 2022

SCHEDULE II

The Company claimed exemption from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. The Company had no obligations under SEC Rule 15c3-3.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

Report of Independent Registered Public Accounting Firm

To the Stockholders' of
Meridian Equity Partners, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Meridian Equity Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Meridian Equity Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Meridian Equity Partners, Inc. stated that Meridian Equity Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Meridian Equity Partners, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to certain commission and rebate revenue which was received directly outside of the clearing broker accounts and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Meridian Equity Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Meridian Equity Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO LLP
New York, New York
May 23, 2022

Meridian Equity Partners, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Meridian Equity Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include certain commission and rebate revenue which was received directly outside of the clearing broker accounts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds receive and promptly transmitted for effective transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Jonathan Corpina, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Jonathan Corpina
President

Title: 5/23/22